                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated July 2, 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

Date: July 2, 2007                                      By: /s/ Yuval Ruhama
                                                        --------------------
                                                        Yuval Ruhama
                                                        Chief Financial Officer

Mor Abraham
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605406
Fax:  972-9-9605544
amor@mtlk.com

                     METALINK'S 802.11n WLANPlus(TM) AWARDED
                          WI-FI ALLIANCE CERTIFICATION

YAKUM, ISRAEL, JULY 2, 2007 - Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, today announced that its WLANPlus(TM) chipset has received the Wi-Fi
CERTIFIED 802.11n draft 2.0 Certification by the Wi-Fi Alliance. The
Certification was awarded after Metalink's WLANPlus successfully passed the
Wi-Fi Alliance's demanding qualification tests, which are aimed at assuring that products fully comply with IEEE 802.11n draft 2.0 specifications.

     Metalink's WLANPlus chipset family presents the cutting edge technology of video-grade requirements for wireless home networks, supporting up to 300Mbps transmission speeds at both the 2.4GHz and 5GHz frequency bands. WLANPlus chipset family offers over twice the reach of competing 802.11n solutions, provided by the implementation of a Maximum Likelihood (ML) decoder combined with advanced Forward Error Correction (FEC) scheme, using Low Density Parity
Check (LDPC) technology. Since its introduction in 2006, Metalink's WLANPlus chipset family has gained broad industry recognition as the best performing
802.11n technology.

     WLANPlus provides a state of the art solution for data, VoIP, gaming and HD video streaming applications, with complete and reliable coverage throughout the home. To guarantee QoS and optimize performance in home environments, WLANPlus also features sophisticated QoS mechanisms, such as Enhanced Distribution
Channel Access (EDCA) with Admission Control and Fast Link Adaptation (FLA), and
Dynamic Link Setup (DLS), significantly increasing network efficiency.

     In line with the specifications of the IEEE drafts for 802.11n Wi-Fi certification, WLANPlus is fully compliant with 802.11a/b/g-based legacy devices, as well as 802.11h (radar detection), 802.11i (security) and 802.11e
Quality of Service (QoS). The new chipset supports optional standard features as well as proprietary algorithms to meet the critical demands required for multimedia applications such as lowest possible jitter, latency and packet loss.

     "Metalink is a pioneer in CE-Grade pre-802.11n technology. Now that the
Wi-Fi Alliance has started the official certification of 802.11n products, we are proud to receive the certification only a few days after the tests began.
This validates our claims that WLANPlus is both best of breed 802.11n technology as well as fully compliant with the 802.11n draft 2.0 standard," said Barry
Volinskey, Metalink's Vice President of WLAN Marketing. "We believe that the
Wi-Fi Alliance's decision to begin the certification process will accelerate the market penetration of 802.11n products, and we look forward to becoming a significant player in the standard-compliant 802.11n market."

     "We commend Metalink for achieving Wi-Fi certification for WLANPlus," said
Wi-Fi Alliance managing director Frank Hanzlik. "Having met the rigorous requirements for Wi-Fi CERTIFIED 802.11n draft 2.0 is quite an accomplishment, and reflects Metalink's commitment to interoperable, protected next-generation
Wi-Fi technology."

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPlus(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPlus enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.mtlk.com

ABOUT THE WI-FI ALLIANCE(R)

The Wi-Fi Alliance is a global, non-profit industry association of more than 300 member companies devoted to promoting the growth of wireless Local Area Networks
(WLANs). With the aim of enhancing the user experience for mobile wireless devices, the Wi-Fi Alliance's testing and certification programs ensure the interoperability of WLAN products based on the IEEE 802.11 specification. Since the introduction of the Wi-Fi Alliance's certification program in March 2000, more than 3,500 products have been designated as Wi-Fi CERTIFIED(TM), encouraging the expanded use of Wi-Fi products and services across the consumer and enterprise markets. Apple, Broadcom, Cisco, Conexant, Dell, Intel,
Microsoft, Motorola, Nokia, Sony, and Texas Instruments serve as Sponsor members of the Alliance. Further information is available at www.wi-fi.org.

METALINK'S FORWARD LOOKING STATEMENT

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.